[LETTERHEAD CIBC MELLON TRUST COMPANY]




March 5, 2007

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
Nova Scotia Securities Commission                      Securities Commission of Newfoundland and Labrador

Alberta Securities Commission                          Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission                     Office of the Administrator of the Securities Act, New Brunswick

Ontario Securities Commission                          British Columbia Securities Commission

Registrar of Securities, Prince Edward Island          Autorite des marches financiers

Government of the Northwest Territories                Government of Yukon

Government of Nunavut

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Dear Sirs:

RE:      VASOGEN INC.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on March 5, 2007:

    [X]  Proxy
    [X]  Notice of Meeting/Information Circular
    [X]  MD & A
    [X]  Annual Report for the Fiscal Year Ended November 30, 2006
    [X]  Annual Financial Statements for the Fiscal Year Ended November 30, 2006
    [X]  Supplemental Card

However, we have not mailed to shareholders in cases where on three consecutive occasions, Notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

CIBC MELLON TRUST COMPANY


Trust Central Services

bbCM_Vasogen

     320 Bay Street, P.O. Box 1 o Toronto, ON M5H 4A6 o Tel 416.643.5000 o
                               www.cibcmellon.com

 CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks